Date: ________, 2002

To:      Tower Semiconductor Ltd.
         P.O. Box 619
         Migdal Haemek 23105
         Israel
         Fax: +972-4-654-7788
         Attention: Co-Chief Executive Officer

cc:      Yigal Arnon & Co.
         One Azrieli Center
         Tel-Aviv 67021
         Israel
         Fax: +972-3-608-7714
         Attention: David H. Schapiro, Adv.

     Re: AMENDMENT TO PAYMENT SCHEDULE OF SERIES A-3 AND SERIES A-4 ADDITIONAL PURCHASE OBLIGATIONS

Dear Sirs,

     With regard to the undersigned's obligation to exercise the Series A-3 and Series A-4 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, all capitalized terms as defined therein, the undersigned hereby agrees that its agreements shall be amended as follows:

     1. WAFER PARTNER AND EQUITY PARTNER UNDERTAKING. The undersigned hereby confirms that in accordance with the terms set forth hereunder, it will advance the payment of the entire Series A-3 Additional Purchase Obligation by no later than April 5, 2002 or 2 business days following shareholder approval of this Amendment, without regard to whether the Series A-3 Mandatory Exercise Events occurs, and it will advance the payment of the entire Series A-4 Additional Purchase Obligation by no later than October 1, 2002, without regard to whether the Series A-4 Mandatory Exercise Events occurs.

     2.   WAFER PARTNER.

          In consideration of its undertaking to advance the Series A-3 Additional Purchase Obligation, by no later than April 5, 2002 or 2 business days following shareholder approval of this Amendment without regard to whether the Series A-3 Mandatory Exercise Events occurs, and to advance the Series A-4 Additional Purchase Obligation, by no later than October 1, 2002, without regard to whether the Series A-4 Mandatory Exercise Events occurs, following each payment advance, (i) the undersigned will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to sixty percent of the amount of the payment made in connection with the Series A-3 Additional Purchase Obligation and the Series A-4 Additional Purchase Obligation, divided by the average trading price for the ordinary shares during the 30 consecutive trading days preceding the date of actual payment, provided that such average trading price will not exceed $12.50, and
          (ii) the undersigned's Pre-Paid Credit Accounts will be increased by the amount equivalent to forty percent of the amount of the payment made in connection with the Series A-3 Additional Purchase Obligation and the Series A-4 Additional Purchase Obligation, which will be applicable against Fab 2 production purchases as soon as such production commences at Fab 2, provided that until July 1, 2005 such amounts that are added to the Pre-Paid Credit Account may be applied towards only 7.5% of Fab 2 wafer purchases made by the undersigned.


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     3.   EQUITY PARTNER.

          In consideration of its undertaking to advance the Series A-3 Additional Purchase Obligation, by no later than April 5, 2002 or 2 business days following shareholder approval of this Amendment without regard to whether the Series A-3 Mandatory Exercise Events occurs, and to advance the Series A-4 Additional Purchase Obligation, by no later than October 1, 2002, without regard to whether the Series A-4 Mandatory Exercise Events occurs, following each payment advance, the undersigned will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the payment made in connection with the Series A-3 Additional Purchase Obligation and the Series A-4 Additional Purchase Obligation, divided by the average trading price for the ordinary shares during the 30 consecutive trading days preceding the date of actual payment, provided that such average trading price will not exceed $12.50.


     4. APPROVALS. This Amendment is subject to shareholder and third party approvals, as may be applicable.

     5. ENTIRE AGREEMENT. All other provisions of the undersigned's Fab 2 Investment Agreements shall remain unchanged.


                  ____________________________________________
                             WAFER OR EQUITY PARTNER

                            COMPANY: _________________
                            BY: ______________________
                            TITLE: ___________________
                            DATE: ____________________


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